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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EWT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9242 BEVERLY BOULEVARD, SUITE 300
(No. and Street)

BEVERLY HILLS (City) CA (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER KOVAC 310-651-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 SOUTH GRAND AVENUE, SUITE 2000 (Address) LOS ANGELES (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER KOVAC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EWT, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF OPERATING OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Los Angeles

On February 26, 2010 before me, Courtney B. McGhee, Notary Public (here insert name and title of the officer)

personally appeared Peter Kovac

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Courtney B. McGhee
Signature of Notary Public


COURTNEY B. MCGHEE
COMM. #1818529
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Oct. 19, 2012

(Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17 A-5 Part III
(Title or description of attached document continued)

Number of Pages 2 Document Date exp. 2/28/10

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☑ Corporate Officer
  COO
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other

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EWT, LLC
(SEC Identification No. 8-51262)
(A Wholly Owned Subsidiary of
Madison Tyler Holdings, LLC)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17(a) - 5(e) (3) of the Securities and Exchange Commission as a Public Document.

EWT, LLC

(SEC Identification No. 8-51262)
(A Wholly Owned Subsidiary of
Madison Tyler Holdings, LLC)

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Member
EWT, LLC:

We have audited the accompanying statement of financial condition of EWT, LLC (the Company), a wholly owned subsidiary of Madison Tyler Holdings, LLC, as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EWT, LLC as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Los Angeles, California
February 25, 2010

EWT, LLC
(A Wholly Owned Subsidiary of
Madison Tyler Holdings, LLC)

Statement of Financial Condition

December 31, 2009

Assets

Cash	$ 341,762
Due from broker	334,929,873
Interest and dividends receivable	312,542
Securities owned	341,718,770
Net equity with futures commission merchants	13,483,665
Securities borrowed	192,664,164
Securities failed to deliver	13,673,120
Deposits with clearing organizations	13,678,980
Due from affiliates	2,393,880
Other assets	4,710,835
	$ 917,907,591

Liabilities and Member's Equity

Liabilities:	
Due to broker-dealers and clearing organizations	$ 18,103,274
Accounts payable and accrued expenses	14,738,376
Interest and dividends payable	743,113
Bank line of credit	20,479,000
Securities loaned	609,578,600
Securities sold, not yet purchased	109,422,755
Securities failed to receive	4,352,679
Due to affiliate	3,233,460
Total liabilities	780,651,257
Commitments and Contingencies (Notes 10 and 11)	
Member's equity	137,256,334
	$ 917,907,591

See accompanying notes to statement of financial condition.

EWT, LLC

(SEC Identification No. 8-51262)
(A Wholly Owned Subsidiary of
Madison Tyler Holdings, LLC)

Notes to Statement of Financial Condition
December 31, 2009

(1) Nature of Business

EWT, LLC (the Company) conducts business as a broker-dealer in securities. The Company was formed in 2003 and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various stock exchanges. The Company trades exclusively for its own account and does not have customers. The Company is a subsidiary of Madison Tyler Holdings, LLC (the Parent or Member).

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents includes deposits held on call with banks with original maturities of three months or less.

(b) Due from Broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2009, due from broker primarily represents unsettled trades.

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

(c) Valuation of Securities Owned and Securities Sold, Not Yet Purchased

The Company values securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

(d) Net Equity with Futures Commission Merchants

The Company is exposed to a market risk equal to the value of the futures contracts purchased and unlimited liability on such contracts sold, not yet purchased. Management has established procedures to actively monitor and minimize market and credit risks.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant (FCM). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to

the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

(e) Net Equity in Forward Contracts

The Company enters into forward contracts. Forward commodities transactions are contracts or agreements for delayed delivery of specific commodities in which the seller agrees to make delivery of specified commodities at a specified future date. Risks associated with forward commodities contracts are the inability of counterparties to meet the terms of their contracts and movements in fair value and exchange rates.

(f) Derivative Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. The Company records its derivative activities at fair value.

(g) Investment Transactions

Proprietary securities and commodities transactions are accounted for on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

(h) Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(i) Exchange Memberships

Exchange memberships are included in other assets and recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate, in accordance with ASC 940-340, *Financial Services–Broker and Dealers*.

(j) Payables to Broker-Dealers and Clearing Organizations

These are amounts due to broker-dealers, the Depository Trust Company, and other clearing organizations for the Company's proprietary trades.

(k) Income Taxes

The Company is a limited liability company and, as such, is treated as a disregarded entity for United States (U.S.) federal, state, and local income tax purposes.

(l) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Fair Value Measurements

The Company's assets are recorded at fair value and have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurements and Disclosures* (ASC 820-10).

ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 requires a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- *Level 1* – Valuations based on unadjusted quoted market prices in active markets for identical securities. The Level 1 category includes publicly traded common stock.
- *Level 2* – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The Level 2 category includes mortgage-backed securities, interests in joint ventures and nonpublicly traded common stock.
- *Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment. The Level 3 category includes interests in wholly owned real estate entities, interests in joint ventures, mezzanine loans, mortgage loans, and preferred equity.

All assets and liabilities accounted for at fair value are categorized as Level 1 valuations – where valuations are based on unadjusted quoted market prices in active markets for identical securities.

(4) Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2009 are as follows:

	Carrying Amount	Fair Value
Assets		
Cash and cash equivalents	$ 341,762	$ 341,762
Due from broker	334,929,873	334,929,873
Securities owned	341,718,770	341,718,770
Net equity with futures commission merchants	13,483,665	13,483,665
Securities borrowed	192,664,164	192,664,164
Securities failed to deliver	13,673,120	13,673,120
Liabilities		
Due to broker-dealers and clearing organizations	$ 18,103,274	$ 18,103,274
Securities loaned	609,578,600	609,578,600
Securities sold, not yet purchased	109,422,755	109,422,755
Securities failed to receive	4,352,679	4,352,679
Bank line of credit	20,479,000	20,479,000

The fair value estimates presented herein are based on information available as of December 31, 2009. The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximates fair value due to the short term maturity of these investments.

Due from broker, net equity with futures commission merchants, securities failed to deliver, due to broker-dealers and clearing organizations, and securities failed to receive.

The fair value of due from broker, net equity with futures commission merchants, securities failed to deliver, due to broker-dealers and clearing organizations, and securities failed to receive was determined using the brokerages' net liquidating value.

Securities owned, securities borrowed, securities loaned, and securities sold, not yet purchased

The carrying amount of securities owned, securities borrowed, securities loaned and securities sold, not yet purchased approximates fair value as these securities are accounted at their last sale price, or the official closing price of the exchange upon which they are listed or primarily traded, as of the last business day.

Bank line of credit

The carrying amount of the bank line of credit approximates fair value due on the short term nature of this liability.

(5) Concentration of Credit Risk

The Company maintains checking accounts with balances frequently in excess of $250,000. Checking accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company is engaged in various trading and brokerage activities in which counterparties are primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Bank Line-of-Credit

The Company has available an uncommitted line-of-credit. At December 31, 2009, $20,479,000 was outstanding on the uncommitted line of credit. The interest rate is the Fed Funds rate plus 0.7%.

(7) Related-Party Transactions

At December 31, 2009, the Company has an agreement with the related entity for technology services at monthly fees of approximately $2.3 million. The agreement may be terminated without cause or further obligation by the Company with 30 days written notice.

The Company entered into forward contracts with a related party under common control by the Parent. These contracts are subject to an agreement approved by the International Swaps and Derivatives Association, Inc. The transactions are effected to represent certain derivatives trades made on behalf of the Company by the related party. There was $15,190,980 due from the related party at December 31, 2009.

The Company may transfer excess cash balances from its trading account to the Parent for cash flow management. Additionally, the Company receives cash from the Parent and affiliate to meet its daily funding obligations for its trading accounts. At December 31, 2009, the Company has a receivable from its Parent of $2,393,880 and a payable to an affiliate of $3,233,460 related to funding requirements.

The Company pays returns to the Parent on its outstanding capital balance at an annual rate of 8%.

(8) Financial Instruments with Off-Balance-Sheet Credit Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward contracts, and exchange-traded and over-the-counter options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts provide for delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements.

Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and swaps is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2009, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2009.

(9) Employee Benefit Plans

The Company-sponsored 401(k) defined contribution plan (the Plan) allows participants to make contributions up to the annual limit or the lesser of 90% of eligible compensation or $16,500 (in 2009; thereafter as adjusted by the Secretary of the Treasury). No changes to the plan occurred during the year. The plan requires the employee to attain age of 20 and complete six months of service with the Company. Upon satisfying this requirement, the employee will be eligible to participate in the Plan on the first day of each month. Contributions to the Plan are made from employee salary deferrals and employer matching contributions by the Company up to a maximum of 6% of eligible compensation. Tax laws limit the amount of compensation that may be taken into account each Plan year; the maximum amount for the 2009 plan year is $245,000. Employee contributions vest immediately. Employer match contributions vest after one year of employment.

Effective November 2009, the Company adopted an involuntary deferred compensation plan for the purpose of providing deferred compensation and retention incentives to key employees. The deferred compensation plan provides for a mandatory deferral of up to 50% of annual incentive compensation. The deferred amounts accrue interest at 5% per annum and are vested and paid out in six month installments on June 30 and December 31 of each year.

The following table represents payouts for deferred compensation:

Year ending December 31:		
2010	$	518,274
2011		495,397
2012		472,801

The liability for the deferred compensation plan is included in accounts payable and accrued expenses.

(10) Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Legal costs are estimated and recorded. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated. The Company disputes liability in connection with all such proceedings and claims, and the Company presently

intends to vigorously defend all such proceedings and claims. However, the ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown.

(11) Commitments

The Company leases office space under two noncancelable operating leases expiring in 2012. At December 31, 2009, the Company's future minimum rental commitments are as follows:

Year ending December 31:		
2010	$	1,421,471
2011		791,444
2012		335,177
	$	2,548,092

(12) Profit Distributions

Distributions are made in accordance with the Company's limited liability agreement.

(13) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, under the alternative standard, of two percent of combined aggregate debits or a minimum of $250,000. At December 31, 2009, the Company had net capital of $105,424,997, which was $105,174,997 in excess of its required net capital of $250,000.

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing (FOCUS Report) as of December 31, 2009.

(14) Indemnification Arrangements

Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its Operating Agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

(15) Subsequent Events

On January 28, 2010, the Company distributed profits to the Parent in the amount of $4,000,000.

Management evaluated subsequent events through February 25, 2010, the date the statement of financial condition was issued.